January 9, 2006

Mr. Andrew Blume

Staff Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:          Tuesday Morning Corporation

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 9, 2005

File No. 0-19658

Dear Mr. Blume,

This letter will confirm one aspect of our telephone conversation with you on Thursday, January 5, 2006.  During our telephone conversation we discussed various aspects of the Securities and Exchange Commission’s December 30, 2005 comment letter addressed to Tuesday Morning Corporation, including the fact that you requested that we respond to the comments contained in that letter within 10 business days after December 30, making our response due on January 16.  We expressed to you our concern that we needed a few more days to gather information and prepare appropriate responses, and you indicated to us that you believed that an extended deadline of January 25, 2006 would be reasonable.  Therefore, we hereby request that you extend our deadline to respond to your December 30, 2005 comment letter to January 25, 2006.

If you have any questions regarding this matter, please contact Loren Jensen, Executive Vice President and Chief Financial Officer of Tuesday Morning Corporation, at 972-934-7251, (ljensen@tuesdaymorning.com), or Terry Crump, Vice President-Finance of Tuesday Morning Corporation, 972-934-7170, (tcrump@tuesdaymorning.com). We appreciate and thank you for your consideration of this request.

Very truly yours

/s/ Loren K. Jensen

Loren K. Jensen
Executive Vice President & Chief Financial Officer